

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2024

Thomas Kalmbach
Chief Financial Officer
Globe Life Inc.
3700 South Stonebridge Drive
McKinney, TX 75070

> **Re: Globe Life Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-08052**

Dear Thomas Kalmbach:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance